November 18, 2024

VIA EDGAR

Ms. Joyce Sweeney
Ms. Kathleen Collins
United States Securities and Exchange Commission
Division of Corporate Finance, Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re: Quantum Corporation
Form 10-K for Fiscal Year Ended March 31, 2024
Filed June 28, 2024
File No. 001-13449

Dear Ms. Joyce Sweeney and Ms. Kathleen Collins:

Quantum Corporation (the “Company”) provides the following response to the comment contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 7, 2024, relating to the aforementioned Form 10-K. For reference purposes, the text of your letter dated November 7, 2024, has been reproduced herein (in bold), with the Company’s response below the numbered comment.

Form 10-K for Fiscal Year Ended March 31, 2024
Explanatory Note
1.You state in your response to prior comment 1 that you did not perform any recovery analysis as a result of the restatement of your previously issued financial statements. You further indicate that because the company paid no cash bonuses for the restated periods and issued no equity related to the financial metrics that were impacted by the restatement, there was no compensation to potentially recover; and therefore, you determined that the company’s clawback policy and Item 402(w)(2) were not applicable. However, it appears that your clawback policy was triggered, because you were required to prepare an accounting restatement to correct an error in previously issued financial statements that was material to your previously issued financial statements. Also, Item 402(w)(2) of Regulation S-K requires disclosure of a brief explanation of why application of your recovery policy resulted in no recovery of erroneously awarded compensation when you conclude that recovery is not required pursuant to your recovery policy. Please provide this disclosure in your next Form 10-K filing.

Response:

We respectfully acknowledge the Staff’s comment and will provide the requested disclosure in our next Form 10-K filing.

***

If you have any questions or comments, please do not hesitate to contact me directly at (720) 370-0061.

Sincerely,

Quantum Corporation

/s/ Kenneth P. Gianella
Kenneth P. Gianella
Chief Financial Officer

Copy to:
Brian E. Cabrera, Chief Administrative Officer, Quantum Corporation
Laura A. Nash, Chief Accounting Officer, Quantum Corporation
James J. Masetti, Pillsbury Winthrop Shaw Pittman LLP

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